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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14D-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

BERGER HOLDINGS, LTD.
(Name of Subject Company (Issuer))

AMERIMAX PENNSYLVANIA, INC.
EURAMAX INTERNATIONAL, INC.
(Name of Filing Persons (Offerors))

Common Shares, par value $.01 per share
(Title of Class of Securities)

084037407
(CUSIP Number of Class of Securities)

R. Scott Vansant
Vice President and Chief Financial Officer
Amerimax Pennsylvania, Inc.
5445 Triangle Parkway, Suite 350
Norcross, Georgia 30092
Telephone: (770) 449-7066

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Geraldine A. Sinatra, Esq.
Dechert LLP
4000 Bell Atlantic Tower
1717 Arch Street
Philadelphia, Pennsylvania 19103
Telephone: (215) 994-4000

TRANSACTION VALUATION*	AMOUNT OF FILING FEE

$25,649,183	$2,076

*
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rules 0-11(d) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). The calculation of the transaction valuation assumes the purchase of 5,271,926 outstanding shares of common stock of Berger Holdings, Ltd., at a purchase price of $3.90 per share. The transaction valuation also includes the offer price of $3.90 less $1.7444, which is the average exercise price per share, multiplied by 2,360,675, the estimated number of options outstanding. The amount of the filing fee is calculated at $80.90 per $1,000,000 of the Transaction Valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $	Filing party:	Form or Registration No.:	Date Filed:

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (this "Statement") relates to the offer by Amerimax Pennsylvania, Inc., a Pennsylvania corporation (the "Purchaser") and an indirect wholly owned subsidiary of Euramax International, Inc., a Delaware corporation ("Parent"), to purchase (1) all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Berger Holdings, Ltd., a Pennsylvania corporation (the "Company"), and (2) the associated rights to purchase shares of junior participating preferred stock of the Company (the "Rights") issued pursuant to the Rights Agreement (the "Rights Agreement"), dated as of August 21, 1998, as amended, by and between the Company and Oxford Transfer & Registrar, as Rights Agent, at a purchase price of $3.90 per share, net to the seller in cash. Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement. The terms and conditions of the offer are described in the Offer to Purchaser, dated October 20, 2003 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and the related Letter of Transmittal and the instructions thereto, a copy of which is attached hereto as Exhibit (a)(1)(B) (which, as they may be amended or supplemented from time to time, together constitute the "Offer").

        Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 11 of this Statement and is supplemented by the information specifically provided for herein.

ITEM 1. SUMMARY TERM SHEET.

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

        (a)   The subject company and issuer of the securities subject to the Offer is Berger Holdings, Ltd., a Pennsylvania corporation. Its principal executive office is located at 805 Pennsylvania Boulevard, Feasterville, PA 19053 and its telephone number at such office is (215) 355-1200.

        (b)   This Statement relates to the Offer by Purchaser to purchase all issued and outstanding Shares for $3.90 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

        (c)   The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in "Price Range of the Shares; Dividends on the Shares" in the Offer to Purchase and is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

        (a), (b), (c) The information set forth in the section of the Offer to Purchase entitled "Certain Information Concerning Parent and Purchaser" and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

        (a)(1)(i)-(viii), (x), (xii) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Terms of the Offer," "Acceptance for Payment and Payment," "Procedures for Tendering Shares," "Withdrawal Rights," "Certain U.S. Federal Income Tax Consequences," "Effect of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations" and "Certain Conditions of the Offer" is incorporated herein by reference.

        (a)(1)(ix), (xi) Not applicable.

        (a)(2)(i)-(v) and (vii) The information set forth in the sections of the Offer to Purchase entitled "Certain U.S. Federal Income Tax Consequences," "Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" and "Plans for the Company; Other Matters" is incorporated herein by reference.

        (a)(2)(vi) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        (a), (b)(1-5) The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning Parent and Purchaser," "Background of the Offer; Contacts with the Company," "Purpose of the Offer and the Merger; the Merger Agreement and certain Other Agreements" and "Plans for the Company; Other Matters" is incorporated herein by reference.

        (b)(6) None.

ITEM 6. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS.

(a), (c)(1), (c)(3-7) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Background of the Offer; Contacts with the Company," "Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements," "Plans for the Company; Other Matters," "Dividends and Distributions" and "Effect of the Offer on the Market for the Common Shares, Share Quotation, Exchange Act Registration; Margin Regulations" is incorporated herein by reference.

        (c)(2) None.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a), (b) The information set forth in the section of the Offer to Purchase entitled "Sources and Amount of Funds" is incorporated herein by reference.

        (d) The information set forth in the sections of the Offer to Purchase entitled "Sources and Amount of Funds" and "Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" is incorporated herein by reference.

ITEM 8. INTEREST IN SHARES OF THE SUBJECT COMPANY.

        (a), (b) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Certain Information Concerning Parent and Purchaser," "Background of the Offer; Contacts with the Company," "Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements; "Plans for the Company; Other Matters" and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        (a) The information set forth in the Introduction and in the section of the Offer to Purchase entitled "Fees and Expenses" is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

        (a), (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

        (a)(1) The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning Parent and Purchaser" and "Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" is incorporated herein by reference.

        (a)(2), (3) The information set forth in the sections of the Offer to Purchase entitled "Terms of the Offer," "Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements," "Certain Conditions of the Offer" and "Certain Legal Matters and Regulatory Approvals" is incorporated herein by reference.

        (a)(4) The information set forth in the section of the Offer to Purchase entitled "Effect of the Offer on the Market for the Common Shares; Share Quotation; Exchange Act Registration; Margin Regulations" is incorporated herein by reference.

        (a)(5) None.

        (b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(A)	Offer to Purchase.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute W-9.
(a)(5)(A)	Press Release issued on October 13, 2003, incorporated herein by reference to the Schedule TO-C, filed by Euramax International, Inc. on October 14, 2003.
(a)(5)(B)	Summary Advertisement as published in the New York Times on October 20, 2003.
(a)(5)(C)	Joint Press Release issued on October 20, 2003.
(b)(1)
Third Amended and Restated Credit Agreement among Euramax International, Inc., certain subsidiaries of Euramax International, Inc. named therein, the financial institutions who are parties thereto, as lenders and Wachovia Bank National Association, as the issuer, swing loan lender, and agent.
(d)(1)	Agreement and Plan of Merger, dated as of October 10, 2003, by and among Amerimax Pennsylvania, Inc., Euramax International, Inc. and Berger Holdings, Ltd.
(d)(2)	Tender and Option Agreement, dated as October 10, 2003, by and among Amerimax Pennsylvania, Inc., Euramax International, Inc., Berger Holdings, Ltd. and certain Shareholders.
(d)(3)	Stock Option Agreement, dated as October 10, 2003, by and among Amerimax Pennsylvania, Inc., Euramax International, Inc. and Berger Holdings, Ltd.
(d)(4)	Confidentiality and Exclusivity Letter Agreement dated as of August 4, 2003 by and between Euramax International, Inc. and Berger Holdings, Ltd., as amended.
(d)(5)	Employment Agreement between Amerimax Pennsylvania, Inc. and Francis E. Wellock, dated as of October 10, 2003.
(d)(6)	Employment Agreement between Amerimax Pennsylvania, Inc. and Paul L. Spiese, dated as of October 10, 2003.
(d)(7)	Employment Agreement between Amerimax Pennsylvania, Inc. and Gregory Weiderman, dated as of October 10, 2003.
(g)	Not applicable.
(h)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EURAMAX INTERNATIONAL, INC.
By:	/s/ R. SCOTT VANSANT Name: R. Scott Vansant Title: Vice President and Chief Financial Officer
AMERIMAX PENNSYLVANIA, INC.
By:	/s/ R. SCOTT VANSANT Name: R. Scott Vansant Title: Vice President and Chief Financial Officer

Dated: October 20, 2003

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute W-9.
(a)(5)(A)	Press Release issued on October 13, 2003, incorporated herein by reference to the Schedule TO-C, filed by Euramax International, Inc. on October 14, 2003.
(a)(5)(B)	Summary Advertisement as published in the New York Times on October 20, 2003.
(a)(5)(C)	Joint Press Release issued on October 20, 2003.
(b)(1)
Third Amended and Restated Credit Agreement among Euramax International, Inc., certain subsidiaries of Euramax International, Inc. named therein, the financial institutions who are parties thereto, as lenders and Wachovia Bank National Association, as the issuer, swing loan lender, and agent.
(d)(1)	Agreement and Plan of Merger, dated as of October 10, 2003, by and among Amerimax Pennsylvania, Inc., Euramax International, Inc. and Berger Holdings, Ltd.
(d)(2)	Tender and Option Agreement, dated as October 10, 2003, by and among Amerimax Pennsylvania, Inc., Euramax International, Inc., Berger Holdings, Ltd. and certain Shareholders.
(d)(3)	Stock Option Agreement, dated as October 10, 2003, by and among Amerimax Pennsylvania, Inc., Euramax International, Inc. and Berger Holdings, Ltd.
(d)(4)	Confidentiality and Exclusivity Letter Agreement dated as of August 4, 2003 by and between Euramax International, Inc. and Berger Holdings, Ltd., as amended.
(d)(5)	Employment Agreement between Amerimax Pennsylvania, Inc. and Francis E. Wellock, dated as of October 10, 2003.
(d)(6)	Employment Agreement between Amerimax Pennsylvania, Inc. and Paul L. Spiese, dated as of October 10, 2003.
(d)(7)	Employment Agreement between Amerimax Pennsylvania, Inc. and Gregory Weiderman, dated as of October 10, 2003.
(g)	Not applicable.
(h)	Not applicable.

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EXHIBIT INDEX